Exhibit 99.1

SIMCERE PHARMACEUTICAL GROUP

ANNOUNCES EXTRAORDINARY GENERAL MEETING OF SHAREHOLDERS

NANJING, CHINA, November 19, 2013 — Simcere Pharmaceutical Group (“Simcere” or the “Company”) (NYSE: SCR), a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded generic and proprietary pharmaceuticals in China, announced today that it has called an extraordinary general meeting of shareholders (the “EGM”), to be held on December 19, 2013 at 10:00 a.m. (Beijing Time). The meeting will be held at No. 699-18, Xuan Wu Avenue, Xuan Wu District, Nanjing, Jiangsu Province 210042, People’s Republic of China, to consider and vote on, among other things, the proposal to authorize and approve the previously announced agreement and plan of merger (the “Merger Agreement”) dated August 28, 2013 among the Company, Simcere Holding Limited and Simcere Acquisition Limited (“Merger Sub”), the plan of merger (the “Plan of Merger”) and the transactions contemplated thereby.

Pursuant to the Merger Agreement, Merger Sub will merge with and into the Company, with the Company continuing as the surviving company. If completed, the merger will result in the Company becoming a privately-held company and its American depositary shares (“ADSs”) will no longer be listed on the New York Stock Exchange and the American depositary shares program for the ADSs will terminate. The Company’s board of directors, acting upon the unanimous recommendation of the special committee of the board of directors, authorized and approved the Merger Agreement, the Plan of Merger and the transactions contemplated thereby, and resolved to recommend that the Company’s shareholders and ADS holders vote for, among other things, the proposal to authorize and approve the Merger Agreement, the Plan of Merger and the transactions contemplated thereby.

Shareholders of record as of the close of business in the Cayman Islands on December 9, 2013 will be entitled to vote at the EGM. The record date for ADS holders entitled to instruct The Bank of New York Mellon, the ADS depositary, to vote the shares represented by the ADSs is the close of business in New York City on November 18, 2013. Additional information regarding the EGM and the Merger Agreement can be found in the transaction statement on Schedule 13E-3, and the proxy statement attached as Exhibit (a)-(1) thereto, filed with the Securities and Exchange Commission (the “SEC”), which can be obtained from the SEC’s website (http://www.sec.gov). INVESTORS AND SHAREHOLDERS ARE URGED TO READ CAREFULLY AND IN THEIR ENTIRETY THESE PROXY MATERIALS AND OTHER MATERIALS FILED WITH OR FURNISHED TO THE SEC, AS THEY CONTAIN IMPORTANT INFORMATION ABOUT THE COMPANY, THE MERGER AND RELATED MATTERS.

This announcement is neither a solicitation of proxies, an offer to purchase nor a solicitation of an offer to sell any securities and it is not a substitute for the proxy statement and other materials that have been or will be filed with or furnished to the SEC.

About Simcere Pharmaceutical Group

Simcere Pharmaceutical Group (NYSE: SCR) is a leading pharmaceutical company specializing in the development, manufacturing, and marketing of branded and proprietary pharmaceuticals in China. Simcere concentrates its research and development efforts on the treatment of diseases with high incidence and/or mortality rates and for which there is a clear demand for more effective pharmacotherapy such as cancer, strokes, cardiovascular disease, infectious diseases and pain. For more information about Simcere Pharmaceutical Group, please visit www.simcere.com.

Safe Harbor Statement

This press release contains forward-looking statements. These statements constitute “forward-looking” statements within the meaning of Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “anticipate,” “believe,” “estimate,” “expect,” “forecast,” “intend,” “may,” “plan,” “project,” “predict,” “should” and “will” and similar expressions. These forward-looking statements can be identified by terminology such as “if,” “will,” “expected,” and similar statements. Forward-looking statements involve inherent risks, uncertainties and assumptions. Risks, uncertainties and assumptions include: uncertainties as to how the Company’s shareholders will vote at the meeting of shareholders; the possibility that competing offers will be made; the possibility that debt financing may not be available; the possibility that various closing conditions for the transaction may not be satisfied or waived; and other risks and uncertainties discussed in documents filed with the SEC by the Company, as well as the Schedule 13E-3 transaction statement and the proxy statement to be filed by the Company. These forward-looking statements reflect the Company’s expectations as of the date of this press release. You should not rely upon these forward-looking statements as predictions of future events. Simcere does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

Investor and Media Contacts:

Email: ir@simcere.com

In Nanjing:	In the United States:
Vivien Liang	Cindy Zheng
Simcere Pharmaceutical Group	Brunswick Group LLC
Tel: 86-25-8556-6666 x 8857	Tel: 1-212-333-3810

In Beijing:
Yue Yu
Brunswick Group
Tel: 86-10-5960-8600